Morgan Stanley Eastern Europe Fund, Inc.
Exhibit 77D

Concentration

The Fund currently has a fundamental policy that allows for
the flexibility to concentrate in the energy sources,
electric utilities and telecommunications industries, by
investing greater than 25% of its total assets in securities of companies involved in a specified industry (i) if certain objective developments have occurred in the markets in which the Fund concentrates and (ii) the Fund's Board of Directors has determined that it is appropriate and in the best
interest of the Fund and its stockholders to invest more
than 25% of the Fund's total assets in that industry.    As
of August 10, 2006, the energy sources industry comprised
56.99% of the Fund's benchmark, while the Fund's position in this industry was approximately 25.39%.  Accordingly, the
Board determined that it is appropriate and in the best
interest of the Fund and its stockholders to invest more
than 25% of the Fund's total assets in the energy sources
industry.   To the extent that in the future the Fund
believes it appropriate to cease concentration in the energy sources industry, it will seek Board approval to do so.
Because of the Fund's policy of investing more than 25% of
its total assets in securities issued by companies engaged
in the energy sources industry, the Fund is susceptible to
economic, political or regulatory risks (or other
occurrences) associated with the energy sources industry.